FOR IMMEDIATE RELEASE	FOR: CONTACT:	Interpool, Inc. James F. Walsh (609) 452-8900 wvvw.interpool.com

INTERPOOL FILES JUNE 30, 2005 FORM 10-Q WITH SECURITIES
AND EXCHANGE COMMISSION

Net Income for the Quarter Ended June 30, 2005 Totaled $16.9 Million;

Net Income Increased by $7.3 Million for Change in Warrant Valuation

PRINCETON, NJ, August 5, 2005 - Interpool, Inc. (NYSE: IPX) announced today that the company has filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 with the Securities and Exchange Commission.

In its Form 10-Q, Interpool reported that, for the three months ended June 30, 2005, revenues were $102.4 million compared to $99.7 million for the second quarter of 2004. For the first six months of 2005, revenues totaled $202.5 million compared to $198.8 million for the same period last year.

The company reported net income of $16.9 million for the second quarter of 2005 ($0.54 per diluted share), including a non-cash benefit of $7.3 million related to a decrease in the fair value of its common stock purchase warrants issued in September 2004, compared with net income of $21.2 million for the second quarter of 2004 ($0.71 per diluted share). Excluding the warrant valuation change, Interpool's earnings for the second quarter of 2005 would have been $9.6 million. Net income for the second quarter of 2004 included $5.2 million (net of tax) related to proceeds from the settlement of an insurance claim. For the six months ended June 30, 2005, Interpool reported net income of $37.3 million (including a non-cash benefit of $14.2 million related to the decrease in the fair value of the common stock purchase warrants) compared with net income of $31.4 million for the first six months of 2004 (including $5.2 million net of tax related to the insurance settlement).

Interpool also reported that the net book value of equipment acquired for lease out under direct financing and operating leases increased by $121.5 million during the second quarter, to a total of more than $2.1 billion at the end of the quarter.

Martin Tuchman, Chairman and Chief Executive Officer, said, "Our business continues to be strong, although we began to see some softness in the container marketplace during the second quarter. However, we are currently getting a good share of new business as evidenced by the growth in our leasing portfolio during the quarter. Our results for the first six months of the year continue to demonstrate that Interpool is a company with solid fundamentals: strong revenues, significant cash flow from operations, and, most importantly, continued customer demand for our products and services."

The company will hold a conference call on Monday, August 15, 2005 at 11:30 a.m. Easter Daylight Time. Interested investors should call 888-694-4769 ten minutes prior to the time of the conference call. Callers from outside North America please call 973-582-2757 and hold for an operator. Identify yourself and your company and inform the operator that you are participating in the Interpool Second Quarter Results Conference Call.

If you are unable to access the Conference Call at 11:30 a.m. EDT, please call 877-519-4471 to access the taped digital replay. To access the replay, please call and enter the digital PIN 6354911. This replay will first be available at 2:00 p.m. EDT, August 15, 2005 and will be available until 2:00 p.m. EDT, September 15, 2005.

Investors will also have the opportunity to listen to the Conference Call live at the company's web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for thirty days.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. The company is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.